EXHIBIT 99.1

Volvo CE sign agreement for sale of LB Smith Virginia dealership

GOTEBORG, Sweden, Dec. 7, 2004 (PRIMEZONE) -- Volvo Construction Equipment (Volvo CE) and McClung-Logan Virginia LLC, a subsidiary of McClung-Logan Equipment Company, Inc., Baltimore, Maryland, have signed an agreement to sell Volvo CE's LB Smith dealership operations in Virginia to McClung-Logan Virginia.

The agreement between Volvo CE and McClung-Logan Virginia was signed on December 6, 2004. Closing will take place on December 31, 2004.

Volvo CE purchased the assets associated with the Volvo construction equipment business of LB Smith, its distributor for a majority of the East Coast of the United States in May 2003. Since that acquisition, Volvo CE has continued the operations of the former dealer at all existing locations under the name LB Smith while negotiating the sale and divestment of its territories.

Under the terms of the agreement between Volvo CE and McClung-Logan Virginia, the latter will serve its new market area from current Virginia LB Smith branch facilities in Glen Allen (Richmond), Salem (Roanoke), Chesapeake, and Wise. Complete information on the operations of the new dealership will be available upon the completion of the transaction in late December.

McClung-Logan Equipment Company has been a dealer for Volvo construction equipment since 1983 and serves a construction equipment customer base in Maryland, Delaware and northern Virginia. McClung-Logan Equipment Company and Power Equipment Company, Denver, Colorado, are wholly-owned subsidiaries of M-L Holdings, Inc.

December 7, 2004

 For further information, please contact
 Klas Magnusson -- Volvo Construction Equipment
 Phone: +32 475 57 62 14 -- Fax: +322 675 1777
 klas.magnusson@volvo.com

 Beatrice Cardon -- Volvo Construction Equipment
 Phone: +322 482 5021 -- Fax: +322 675 1777
 beatrice.cardon@volvo.com

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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